  Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1
Name and Address of Company

Digatrade Financial Corp.
1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

Item 2
Date of Material Change

May 21, 2019

Item 3
News Release

May 22, 2019
Dissemination via Sedar and under Form 6-K on Edgar

Item 4
Summary of Material Change

BOARD APPOINTMENT AND ADDITIONAL TECHNOLOGY MANAGEMENT SIGNALS GROWTH MOMENTUM AT DIGATRADE FINANCIAL CORP

Item 5
Full Description of Material Change

5.1
Full Description of Material Change

BOARD APPOINTMENT AND ADDITIONAL TECHNOLOGY MANAGEMENT SIGNALS GROWTH MOMENTUM AT DIGATRADE FINANCIAL CORP

Vancouver, British Columbia / ACCESSWIRE / May 22, 2019 - DIGATRADE FINANCIAL CORP (OTCPK: DIGAF), www.DigatradeFinancial.com, a financial technology services company, announces key leadership appointments for a new growth phase.

Digatrade had recently announced the acquisition of breakthrough patent-pending fintech programming assets and expertise called Securter, and the successful incorporation of these assets into a new Digatrade subsidiary, Securter Systems, Inc. Digatrade/Securter management is preparing for the launch of proprietary Securter payment processing methods to reduce immense recurring financial losses by the global payments industry arising from unauthorized or fraudulent credit card use online. Digatrade is now pleased to announce that Mr. James D. Romano, Director of Digatrade subsidiary Securter Systems, Inc. has agreed to serve as Chairman of the Board of Securter to coordinate major growth initiatives. In order to focus his development mandate on Securter’s work, Mr. Romano will resign his concurrent directorship of Digatrade. Mr. Romano’s bio can be seen at Digatrade’s investor portal, www.DigatradeFinancialInvestor.com .

Mr. Romano’s first announcement as Chairman of Securter is the appointment of the company’s Chief Technology Officer, Vladimir Krupnikov. The appointment is a coup for Securter and Digatrade because of Mr. Krupnikov’s exceptional background. The appointment of Securter’s CTO signals that Digatrade will have the internal capability to deliver on its ambitious and impactful fintech innovation goals, at the world-class level.

Vladimir (“Vlad”) Krupnikov has a wealth of relevant experience. He has advanced theoretical and practical knowledge building data warehousing, modeling and analysis of multi-terabyte enterprise database solutions for the banking and financial industry. Mr. Krupnikov also has expert knowledge of predictive analytics and AI principles. He is a Cyber Security Fundamentals and Advanced Cyber Security York University graduate, and CISSP certified. With in-depth knowledge of cyber security for more robust and security compliant enterprise solutions, Mr. Krupnikov can function as a peer in the most senior levels of financial industry collaboration, globally. He has a special interest in formulating and implementing applications that are in-line with regulatory compliance requirements. This is perfectly attuned with Digatrade/Securter’s long-term vision and goals.

Securter Systems Inc.’s ability to provide security and convenience solutions to blockchain derived applications as well, and harness associated analytics such as AI, is also a key feature of Digatrade’s growing capability to become a thought partner and innovator within the payments sector. This will be the subject of additional Digatrade/Securter announcements soon.

Brad Moynes, CEO of Digatrade Financial Corp comments on these appointments: “We have an exciting contribution to make in the area of using card-based payments even more secure and desirable than they already are – but this is only one aspect of our growing fintech operations. Digatrade will gain access to diverse transaction fee revenue sharing streams by making various systems work better, as all aspects of our operations grow.”

Mr. Romano concludes: “I’ve devoted my career to helping companies to be their best. I am particularly enthusiastic with our possibilities at Securter because we are already starting from such a high level of accomplishment by the team. Our new hires and developments to be announced in due course will make it clear to our shareholders, and the industry, that we are serious about becoming a respected and profitable fintech service company.”

ABOUT DIGATRADE
DIGATRADE is a Financial Technology “fintech” services company. Digatrade is developing various payment industry process improvements that are proprietary. They represent a next generation platform for security and convenience in a variety of modalities, including online credit card payment system, globally, through its new subsidiary; Securter Systems, Inc. Digatrade is targeting numerous fintech service licensing vehicles, also including blockchain derived applications. Digatrade Financial Corp. is located in Vancouver, British Columbia, and publicly listed on the OTC.PK under the trading symbol DIGAF.  DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC".

ABOUT SECURTER
Securter Systems, Inc. is a subsidiary of Digatrade Financial Corp. that is developing proprietary, patent-pending credit card payment platform innovations to increase the security of online credit card payment processing, globally. Securter technology reduces immense losses by financial institutions and merchants that arise from fraudulent credit card use. Securter technology also protects cardholder privacy by eliminating the need to distribute credit card details to multiple commercial 3rd parties, where such information is ordinarily stored, becoming vulnerable to theft or manipulation. Securter technology can and will be integrated into complementary payment methods and fintech protocols, including cryptocurrency and other blockchain derivatives to come for independent platforms. Securter has internal R&D capability and management as well as external fintech business relationships to support Digatrade’s overall business mission.

5.2
Disclosure for Restructuring Transactions

None

Item 6
Reliance on subsection 7.1(2) of National Instrument 51-102

None

Item 7
Omitted Information

None

Item 8
Executive Officer

Brad J. Moynes, CEO
+1(604) 200-0071

Item 9
Date of Report

May 22, 2019